EXHIBIT 99.1

Reptron Electronics, Inc. Announces Third Quarter and Nine-Month Results
Wednesday November 12, 8:02 am ET

TAMPA, Fla., Nov. 12 /PRNewswire-FirstCall/ -- Reptron Electronics, Inc. (OTC Bulletin Board: REPT - News), an electronics manufacturing services company, today reported financial results for its third quarter and nine month period ended September 30, 2003. As previously reported, Reptron sold certain identified assets of its electronic components distribution division on June 13, 2003. Additionally, the Company sold certain assets of its memory module division on October 27, 2003. The 2003 results have been adjusted to reflect the results of the remaining operations while segregating and summarizing the electronic components distribution and memory module divisions as discontinued operations, in accordance with current accounting pronouncements.

Reptron recorded third quarter 2003 net sales from continuing operations of $39.0 million, a 15% decrease from the same period a year ago. The Company incurred a third quarter 2003 loss from continuing operations totaling $845,000, or $0.13 per fully diluted share, compared to a $2.1 million net loss from continuing operations, $0.33 per fully diluted share, in the same period a year ago. Reptron generated $6.3 million in cash from operations in the third quarter, 2003 which was used primarily to further reduce debt.

For the nine months ended September 30, 2003, net sales from continuing operations totaled $113.2 million, a 9% decrease from the same period a year ago. The Company recorded a $3.7 million net loss from continuing operations during the first nine months of 2003, or $0.58 per fully diluted share, compared to a net loss from continuing operations of $10.1 million, or $1.58 per fully diluted share, in the same period last year. Reptron also incurred a net loss from discontinued operations totaling $22.0 million, or $3.42 per fully diluted share, during the first nine months of 2003 compared to a net loss from discontinued operations of $6.4 million, or $1.00 per fully diluted share in the same period in 2002.

The 2003 loss from discontinued operations includes charges associated with impairment of long lived assets and increases in reserves for assets held for sale. Non-cash charges included in the 2003 loss from discontinued operations totaled $16.1 million. Reptron has generated $17.6 million in cash from operations during the first nine months of 2003.

As of September 30, 2003, Reptron owed $76.3 million under its 6 3/4% Convertible Subordinated Notes due in August, 2004 ("Notes"). Reptron previously announced it has reached an agreement to restructure these Notes and on October 28, 2003, the Company filed a voluntary, pre-negotiated Chapter 11 petition to facilitate the completion of this debt restructure. The negotiated terms include no further payment of interest expense on the current Notes. Interest expense associated with this debt totaling approximately $1.3 million has been accrued and is included in the third quarter, 2003 net loss from continuing operations, and approximately $3.9 million of interest expense from this debt is included in the nine month, 2003 net loss from continuing operations. Current accounting pronouncements required the accrual of this interest during the first nine months of 2003 despite the fact that the negotiated terms of the debt restructure include no further interest payments on the current Notes.

Paul Plante, Reptron's President and Chief Operating Officer commented, "We continue to make significant progress in deploying our plan designed to improve our operating performance and strengthen our balance sheet. The sale of our distribution and memory module divisions this year were important as these divisions accounted for over 85% of the Company's 2002 operating losses. The sale proceeds have been used to pay down over 75% of our working capital line of credit."

Plante continued, "Restructuring our Convertible Notes is the last significant piece of our plan to be completed. We recently filed a voluntary, pre-negotiated Chapter 11 petition to facilitate this restructure. We chose the Chapter 11 process as we believe it provides the quickest and most certain method to implement the restructured terms already supported by the holders of majority of the principal balance outstanding on the Notes. Once the restructure is completed, Reptron expects it will have eliminated over $70 million of debt since the beginning of 2003 and be positioned to take advantage of growth opportunities. We believe confirmation of the Company's plan of reorganization can be completed within 90 to 120 days."

                          REPTRON ELECTRONICS, INC.
                    CONSOLIDATED STATEMENTS OF OPERATIONS
               (In thousands, except share and per share data)

                                                       Three months ended
                                                         September 30,
                                                      2003           2002

    Net sales                                        $38,963        $45,883

    Cost of sales                                     33,713         40,294

    Gross profit                                       5,250          5,589

    Selling, general and administrative expenses(A)    4,544          5,940
        Operating income (loss)                          706           (351)

    Interest expense, net(B)                           1,551          1,769
        Loss from continuing operations before
         income taxes                                   (845)        (2,120)

    Income tax provision (benefit)                         -              -

        Loss from continuing operations                 (845)        (2,120)

    Discontinued operations
      Loss from operations of discontinued divisions  (3,229)        (2,301)
      Income tax benefit                                   -              -
        Loss on discontinued operations               (3,229)        (2,301)

        Net loss                                     $(4,074)       $(4,421)

    Net loss from continuing operations
     per common share - diluted                       $(0.13)        $(0.33)
    Net loss from discontinued operations
     per common share - diluted                       $(0.50)        $(0.36)

        Net loss per common share - diluted           $(0.63)        $(0.69)

    Weighted average common shares outstanding -
     diluted                                       6,417,196      6,417,196

    (A) Includes all common or shared expenses which cannot be properly charged directly to any specific operating division.  No allocation has been made to the discontinued operations.  Management believes these common expenses will decrease upon completion of the sales of the discontinued operations.

    (B) Includes $1.3 million of interest accrued but unpaid on the Company's
        Convertible Notes.  The Company filed a voluntary, pre-negotiated
        Chapter 11 petition on October 28, 2003 to facilitate a restructure of these notes.

                          REPTRON ELECTRONICS, INC.
                    CONSOLIDATED STATEMENTS OF OPERATIONS
               (In thousands, except share and per share data)

                                                       Nine months ended
                                                         September 30,
                                                      2003           2002

    Net sales                                       $113,168       $124,663

    Cost of sales                                     98,165        112,092

    Gross profit                                      15,003         12,571

    Selling, general and administrative expenses(A)   14,012         17,918
        Operating income (loss)                          991         (5,347)

    Interest expense, net(B)                           4,733          4,792
        Loss from continuing operations
         before income taxes                          (3,742)       (10,139)

    Income tax provision (benefit)                         -              -

        Loss from continuing operations               (3,742)       (10,139)

    Discontinued operations
      Loss from operations of
       discontinued divisions(C)                     (21,962)        (6,425)
      Income tax benefit                                   -              -
        Loss on discontinued operations              (21,962)        (6,425)

        Net loss                                    $(25,704)      $(16,564)

    Net loss from continuing operations
     per common share - diluted                       $(0.58)        $(1.58)
    Net loss from discontinued operations
     per common share - diluted                       $(3.42)        $(1.00)

        Net loss per common share - diluted           $(4.00)        $(2.58)

    Weighted average common shares outstanding -
     diluted                                       6,417,196      6,417,196

    (A) Includes all common or shared expenses which cannot be properly charged directly to any specific operating division.  No allocation has been made to the discontinued operations.  Management believes these common expenses will decrease upon completion of the sales of the discontinued operations.

    (B) Includes $3.9 million of interest accrued but unpaid on the Company's
        Convertible Notes. The Company filed a voluntary, pre-negotiated
        Chapter 11 petition on October 28, 2003 to facilitate a restructure of these notes.

    (C) Non-cash charges included in the loss in discontinued operations totaled $16.1 million.

                          REPTRON ELECTRONICS, INC.
                         CONSOLIDATED BALANCE SHEETS
                      (In thousands, except share data)

                                    ASSETS

                                                  September 30,     Dec 31,
                                                      2003           2002

    CURRENT ASSETS
      Cash and cash equivalents                         $815           $370
      Accounts receivable - trade, net                17,452         32,288
      Inventories, net                                22,040         26,147
      Assets held for sale                             8,971         39,142
      Prepaid expenses and other                       1,976          1,738
        Total current assets                          51,254         99,685

    PROPERTY, PLANT & EQUIPMENT - AT COST, NET        20,902         23,292
    GOODWILL, NET                                     26,779         30,073
    DEFERRED INCOME TAX                                2,480          2,449
    OTHER ASSETS                                       1,710          1,475
    TOTAL ASSETS                                    $103,125       $156,974

                  LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

    CURRENT LIABILITIES
      Accounts payable - trade                       $15,987        $19,045
      Note payable to bank                            13,928         33,606
      6 3/4% Convertible Subordinated Notes           76,315              -
      Current portion of long-term obligations           617          1,080
      Liabilities held for sale                        1,495          8,670
      Accrued expenses                                10,686          8,138
        Total current liabilities                    119,028         70,539

    LONG-TERM OBLIGATIONS, less current portion        3,778         80,407

    SHAREHOLDERS' EQUITY (DEFICIT)
      Preferred Stock - authorized 15,000,000 shares
       of $.10 par value; no shares issued                 -              -
      Common Stock - authorized 50,000,000 shares
       of $.01 par value; issued and outstanding,
       6,417,196 and 6,417,196 shares, respectively       64             64
      Additional paid-in capital                      23,146         23,146
      Retained earnings (deficit)                    (42,891)       (17,182)
    TOTAL SHAREHOLDERS EQUITY (DEFICIT)              (19,681)         6,028
    TOTAL LIABILITIES AND SHAREHOLDERS
     EQUITY (DEFICIT)                               $103,125       $156,974

About Reptron

Reptron Electronics, Inc. is an electronics manufacturing services company providing engineering services, electronics manufacturing services and display integration services. Reptron Manufacturing Services offers full electronics manufacturing services including complex circuit board assembly, complete supply chain services and manufacturing engineering services to OEMs in a wide variety of industries. Reptron Display and System Integration provides value- added display design engineering and system integration services to OEMs. For more information, please access www.reptron.com .

Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: Certain of the above statements contained in this press release are forward-looking statements that involve a number of risks and uncertainties. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. Factors that could cause actual results to differ materially include the following: developments in the Chapter 11 proceedings, including but not limited to a failure to obtain confirmation of the Company's plan of reorganization or the time necessary to complete the reorganization, business conditions and growth in the Company's industry and in the general economy; competitive factors; risks due to shifts in market demand; risks inherent with predicting revenue and earnings outcomes; uncertainties involved in implementing improvements in the manufacturing process; the ability of the Company to complete and integrate acquisitions; and the risk factors listed from time to time in the Company's reports filed with the Securities and Exchange Commission as well as assumptions regarding the foregoing. The words "believe," "estimate," "expect," "intend," "anticipate," "plan," "appears," and similar expressions and variations thereof identify certain of such forward-looking statements, which speak only as of the dates on which they were made. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Readers are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those indicated in the forward-looking statements as a result of various factors. Readers are cautioned not to place undue reliance on these forward-looking statements.

Source: Reptron Electronics, Inc.